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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PENNACO ENERGY, INC.
                       (Name of subject company (issuer))

                        MARATHON OIL ACQUISITION 1, LTD.,
                          a wholly owned subsidiary of
                              MARATHON OIL COMPANY,
                          a wholly owned subsidiary of
                                 USX CORPORATION
                      (Names of filing persons (offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of class of securities)

                                    708046107
                                 (CUSIP number)

                             WILLIAM F. SCHWIND, JR.
                              MARATHON OIL COMPANY
                              5555 SAN FELIPE ROAD
                            HOUSTON, TEXAS 77056-2723
                                 (713) 629-6600
                  (Name, address and telephone number of person
           authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              R. JOEL SWANSON, JR.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234


 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         Marathon Oil Acquisition 1, Ltd., a Delaware corporation (the
"Purchaser"), Marathon Oil Company, an Ohio corporation ("Marathon"), and USX Corporation, a Delaware corporation ("USX"), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 8, 2001 and amended and supplemented by Amendment No. 1 thereto dated January 12, 2001 (as so amended and supplemented, the "Schedule TO"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock par value $.001 per share ("Common Stock") of Pennaco Energy, Inc., a Delaware corporation (the "Company"), together with the associated common share purchase rights issued pursuant to the Rights Agreement dated as of February 24, 1999, as amended as of December 22, 2000, between the Company and the Computershare Investor Services, L.L.C., as rights agent (collectively with the Common Stock, the "Shares"), at $19 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2001 (the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by amending and restating the second sentence of the first paragraph of Section 4 entitled "Acceptance for Payment and Payment" to read in its entirety as follows:

         "We expressly reserve the right to delay acceptance for payment of or payment for Shares in order to comply with any required governmental regulatory approvals."

         Item 4 is further amended and supplemented by amending and restating the first sentence of the last paragraph of Section 14 entitled "Conditions to the Offer" to read in its entirety as follows:

         "The foregoing conditions are for the sole benefit of the Purchaser and Marathon and may be asserted by the Purchaser or Marathon regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Marathon in whole or in part at any time and from time to time in their sole discretion prior to the expiration of the Offer; provided, however, that the Minimum Tender Condition may not be waived."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 is hereby amended and supplemented by adding the following sentence as the last sentence of the second paragraph of Section 10 entitled "Source and Amount of Funds":

         "The Purchaser has no alternative financing plan to fund the purchase of the Shares."


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 18, 2001

                                       MARATHON OIL ACQUISITION 1, LTD.


                                       By: /s/ JOHN T. MILLS
                                           ---------------------------------
                                           John T. Mills
                                           Vice President


                                       MARATHON OIL COMPANY


                                       By: /s/ CLARENCE P. CAZALOT, JR.
                                           ---------------------------------
                                           Clarence P. Cazalot, Jr.
                                           President


                                       USX CORPORATION


                                       By: /s/ CLARENCE P. CAZALOT, JR.
                                           ---------------------------------
                                           Clarence P. Cazalot, Jr.
                                           Vice Chairman